[LETTERHEAD OF DANAHER CORPORATION]


FOR IMMEDIATE RELEASE                     CONTACT:  Patrick W. Allender
                                                    Chief Financial Officer
                                                    (202) 828-0850

                  DANAHER CORPORATION COMPLETES TENDER OFFER
                        FOR PACIFIC SCIENTIFIC COMPANY

            Washington, D.C., March 10, 1998 -- Danaher Corporation (NYSE:DHR) announced today that it has completed its tender offer for all outstanding shares of Pacific Scientific Company (NYSE:PSX) common stock, together with the associated preferred share purchase rights, at a price of $30.25 per share. The tender offer expired at 5:00 p.m., New York City time, on March 9, 1998. Danaher Corporation has been advised by the depositary for the tender offer that as of the expiration of the tender offer 11,739,256 Pacific Scientific shares, representing approximately 94% of the outstanding shares, had been validly tendered and not withdrawn pursuant to the offer (including 338,440 shares tendered pursuant to the procedures for guaranteed delivery). As previously announced, Danaher Corporation plans to acquire the remaining Pacific Scientific shares at $30.25 per share through a cash merger, expected to be completed shortly.

            George M. Sherman, Danaher's president and Chief Executive Officer, stated, "We are excited about the addition of Pacific Scientific to Danaher. Their operations complement and leverage our process/environmental control businesses, and enhance our prospects for accelerated growth."

            Pacific Scientific Company is an international business that designs, manufactures and markets motion control, process control and safety equipment.

            Danaher is a leading manufacturer of Process/Environmental Controls and Tools and Components. (http://www.danaher.com)